UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LIQUID MEDIA GROUP LTD.

(Name of Issuer)

Common Shares, no par value

(Title of Class and Securities)

53634Q204

(CUSIP Number)

April 6, 2020

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634Q204

13G

Page 1 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Joshua Jackson

2.	Check the Appropriate box if a Member of a Group

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	955,908 Common Shares

		6.	Shared Voting Power	N/A

		7.	Sole Dispositive Power	955,908 Common Shares

		8.	Shared Dispositive Power	N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

955,908 (see response to Item 4 herein)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row 9

13.84% (see response to Item 4 herein)

12.	Type of Reporting Person

IN

	Item 1(a)	Name of Issuer

Liquid Media Group Ltd.

CUSIP No. 53634Q204

13G

Page 2 of 5 Pages

Item 1(b)	Address of Issuer’s Principal Executive Offices

#202, 5626 Larch Street
Vancouver, BC V6M 4E1

Item 2(a)	Name of Person Filing

Joshua Jackson

Item 2(b)	Address of Principal Business Office, or, if None, Residence

21700 Oxnard Street
Woodland Hills, CA 91367

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Shares, no par value

Item 2(e)	CUSIP Number

53634Q204

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐ An Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f) ☐ An Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

CUSIP No. 53634Q204

13G

Page 3 of 5 Pages

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of class of securities of issuer identified in Item 1

	(a)	Amount beneficially owned

The Reporting Person beneficially owns 955,908 Common Shares, of which 639,908 Common Shares are currently held and 316,000
common shares are issuable upon the exercise of 316,000 share purchase warrants, such warrants being fully vested and exercisable as of the date of this filing.

	(b)	Percent of Class

13.84%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	955,908 Common Shares

		(ii)	Shared power to vote or to direct the votes	N/A

		(iii)	Sole power to dispose or to direct the disposition of	955,908 Common Shares

		(iv)	Shared power to dispose or to direct the disposition of	N/A

CUSIP No. 53634Q204

13G

Page 4 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of the Group

N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2020

Date

/s/ Joshua Jackson

Signature

CUSIP No. 53634Q204

13G

Page 5 of 5 Pages